UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2012

Highlights

•	SQM generated net income for the first three months of 2012 of US$150.0 million, an increase of 34.7% over the first three months of 2011.

•	Earnings per ADR totaled US$0.57 for the first three months of 2012, compared to US$0.42 for the same period of 2011.

•	Revenues were 10.3% higher for the first three months of 2012 than they were for the first three months of 2011.

Santiago, Chile, May 29, 2012. – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2012 of US$150.0 million (US$0.57 per ADR), an increase of 34.7% with respect to the same period of 2011, when earnings totaled US$111.4 million (US$0.42 per ADR). Gross Margin reached US$236.3 million (44.6% of revenues), 25.9% higher than the US$187.6 million (39.1% of revenues) recorded during the first quarter of 2011. Revenues totaled US$529.6 million for the first quarter, representing an increase of 10.3% over the US$480.0 million reported in the same period of 2011.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “We are very pleased with our first quarter earnings results. Increased average prices in all business lines when compared to the first quarter of 2011 has led to an increase in gross margin and has contributed to a positive start to the 2012 fiscal year. Iodine and lithium markets continue to be strong and in line with expectations in both demand and pricing. Fertilizer market volumes followed the trend we saw during the fourth quarter of 2011, and in recent weeks we have started seeing positive indications.”

Mr. Contesse continued, “In response to positive market news, we continue our major capital expansions to increase iodine production and increase production in potassium based products; these expansions will give us the flexibility to help meet market demands in the future. Although we continue to monitor broader financial markets and developments in Europe very closely, we remain optimistic about the remainder of 2012.”

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

Segment Analysis

Specialty Plant Nutrition

Revenues from our Specialty Plant Nutrition business line for the first three months of 2012 totaled US$159.1 million, a decrease compared to the US$171.0 million reported for the same period in 2011.

The SPN market saw increased supply during the first quarter of 2012 as some competitors returned to normal production levels, when compared to 2011. Demand for SPN products was also lower during the first quarter of the year; in particular, some markets such as the tomato market in North America presented weaker conditions than expected. However, SQM saw a slight increase in volumes when compared to the fourth quarter of 2011. We expect that market conditions will improve during the second quarter of the year and continue throughout the second half of 2012. SQM remains confident in the SPN market.

Specialty Plant Nutrition gross margin1 for the first three months of 2012 accounted for approximately 22% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of Iodine and Derivatives during the first three months of 2012 totaled US$143.9 million, an increase of 53.3% with respect to the US$93.9 million reported for the first three months of 2011.

Market conditions in iodine have remained positive during the first quarter of 2012, following the trend observed in 2011. Demand in all main uses continues to grow, specifically in x-ray contrast media and pharmaceutical uses. Iodine markets have remained tight, and average prices have increased almost 10% when compared to the last three months of 2011.

Gross margin for the Iodine and Derivatives segment accounted for approximately 40% of SQM’s consolidated gross margin in the first three months of 2012.

Lithium and Derivatives

Revenues for Lithium and Derivatives totaled US$47.5 million during the first three months of 2012, an increase of 12.3% with respect to the US$42.3 million reported for the first three months of 2011.

Demand in the lithium market remained robust during the first three months of 2012. Demand for lithium continues to be driven mainly by battery growth, the historical demand driver for the lithium market. Prices in this business line during the first quarter of 2012 were over 16% higher than average prices during the first three months of 2011.

We anticipate healthy growth for the lithium market in 2012, with battery demand potentially increasing by over 20%. As a result, our sales volumes for lithium and derivatives should increase over 10% and reach sales levels higher than those recorded in 2011. We anticipate that prices in this segment will continue rising during 2012 as well.

Gross margin for the Lithium and Derivatives segment accounted for approximately 10% of SQM’s consolidated gross margin in the first three months of 2012.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

SQM S.A. 1Q12 Earnings Release	2

Potassium Chloride and Potassium Sulfate revenues for the first three months of 2012 totaled US$133.6 million, a 6.6% increase with respect to the first three months of 2011, when revenues amounted to US$125.3 million.

In general, potash fertilizer market conditions saw slower demand during the first quarter of 2011. In recent weeks, global potash demand showed signs of improvement in major markets, specifically Brazil. We believe these market conditions will continue throughout the year.

During the first quarter of 2012, our sales volumes were almost 10% higher than those recorded during the fourth quarter of the previous year, while average prices during this period improved over 10% over prices recorded during the same period of the previous year. Recently settled contracts in Brazil will allow us to post higher average prices in 2012, than in 2011.

We continue with our expansion plans in the Salar de Atacama to increase production capacity of potassium-based fertilizers. We expect our total production of MOP and SOP fertilizers from the Salar de Atacama to be over 25% higher than 2011 production. We continue to believe in the long-term success of fertilizer markets.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 22% of SQM’s consolidated gross margin in the first three months of 2012.

Industrial Chemicals

Industrial Chemicals revenues for the first three months of 2012 reached US$32.3 million, 5.8% lower than the US$34.3 million recorded for the same period of 2011.

During the first quarter of 2012, volumes were lower than the first quarter of 2011, while prices increased over 20% when compared to the same period in 2011. Volume decreases were caused mostly by a decrease in the demand of the explosive market. However, demand of industrial-grade potassium nitrate has seen significant increases.

SQM still expects volumes in this business line to increase significantly during 2012 compared to 2011 based primarily on the increased sale of solar salts, a powerful element used for alternative energy sources. The majority of our solar salt sales will be realized during the second half of 2012.

Gross margin for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross margin in the first three months of 2012.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$13.2 million in the first three months of the year, very consistent with the US$13.3 million for the same period of 2011.

Administrative Expenses

Administrative expenses totaled US$23.0 million (4.3% of revenues) for the first three months of 2012, compared to the US$20.6 million (4.3% of revenues) recorded during the same period of 2011.

Net Financial Expenses

Net financial expenses for the first three months of 2012 were US$6.5 million, compared to the US$5.0 million recorded during the same period of 2011.

SQM S.A. 1Q12 Earnings Release	3

Notes:

1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in more than 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien, 56-2-4252074 / kelly.obrien@sqm.com

Isabel Bendeck, 56-2-4252058 / isabel.bendeck@sqm.com

Mark Fones, 56-2-4252271 / mark.fones@sqm.com

For media inquiries contact: Fabiola Scianca / fabiola.scianca@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term in defined under Federal Securities Laws.

Forward-looking statements

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors.

SQM S.A. 1Q12 Earnings Release	4

Income Statement

(US$ Millions)	For the 1st Quarter
	2012	2011

Revenues	529.6	480.0

Specialty Plant Nutrition*	159.1	171.0
Iodine and Iodine Derivatives	143.9	93.9
Lithium and Lithium Derivatives	47.5	42.3
Potassium Chloride & Potassium Sulfate	133.6	125.3
Industrial Chemicals	32.3	34.3
Other Income	13.2	13.3

Cost of Goods Sold	(246.4)	(250.3)
Depreciation and Amortization	(47.0)	(42.1)

Gross Margin	236.3	187.6

Administrative Expenses	(23.0)	(20.6)
Financial Expenses	(12.1)	(10.6)
Financial Income	5.5	5.7
Exchange Difference	(4.9)	(2.9)
Other	2.7	(8.1)

Income Before Taxes	204.5	151.1

Income Tax	(52.8)	(39.0)

Net Income before minority interest	151.8	112.1

Minority Interest	(1.7)	(0.7)

Net Income	150.0	111.4
Net Income per Share (US$)	0.57	0.42

SQM S.A. 1Q12 Earnings Release	5

Balance Sheet

(US$ Millions)	As of March 31	As of Dec. 31
	2012	2011

Total Current Assets	2,133.0	1,956.4
Cash and cash equivalents	449.2	445.0
Other current financial assets	206.8	169.3
Accounts receivable (1)	612.3	529.2
Inventory	812.1	744.4
Others	52.7	68.6

Total Non-current Assets	1,956.0	1,915.2
Other non-current financial assets	45.0	30.5
Investments in related companies	63.2	60.7
Property, plant and equipment	1,777.4	1,755.0
Other Non-current Assets	70.4	68.9

Total Assets	4,089.0	3,871.6

Total Current Liabilities	660.5	629.3
Short-term debt	172.6	161.0
Others	487.9	468.3

Total Long-Term Liabilities	1,413.9	1,377.9
Long-term debt	1,271.8	1,237.0
Others	142.0	140.9

Shareholders’ Equity before Minority Interest	1,961.3	1,812.8

Minority Interest	53.3	51.5

Total Shareholders’ Equity	2,014.6	1,864.4

Total Liabilities & Shareholders’ Equity	4,089.0	3,871.6

Liquidity (2)	3.2	3.1

(1) Accounts receivable + accounts receivable from related co.

(2) Current assets / current liabilities

SQM S.A. 1Q12 Earnings Release	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos
Ricardo Ramos Chief Financial Officer & Business Development SVP

Date:	May 29, 2012